UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Covol Technologies, Inc.

Title of Class of Securities: Common Stock, $.001 par value

CUSIP Number: 223575 10 1




  (Date of Event Which Requires Filing of this Statement)

                       November 10, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP Number: 223575 10 1

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Arthur J. Gallagher & Co.


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

        Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

       573,186 (Includes 140,642 shares of Common Stock and warrants for 216,272 shares of Common Stock exercisable at $10 per share and 216,272 shares of Common Stock exercisable at $20 per share.)

6.  Shared Voting Power:

         None.

7.  Sole Dispositive Power:

         573,186 (Includes 140,642 shares of Common Stock and warrants for 216,272 shares of Common Stock exercisable at $10 per share and 216,272 shares of Common Stock exercisable at $20 per share.)

8.  Shared Dispositive Power:

        None.

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         573,186 (Includes 140,642 shares of Common Stock and warrants for 216,272 shares of Common Stock exercisable at $10 per share and 216,272 shares of Common Stock exercisable at $20 per share.)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

         5.1%

12. Type of Reporting Person

          HC-CO


Item 1(a) Name of Issuer: Covol Technologies, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          3280 North Frontage Road
          Lehi, Utah 84043

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Arthur J. Gallagher & Co.
          The Gallagher Centre
          Two Pierce Place
          Itasca, Illinois 60143-3141

          Delaware corporation



    (d) Title of Class of Securities: Common Stock, $.001 par value

    (e)   CUSIP Number:   223575 10 1

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

          As of November 10, 1998, the reporting person filing this statement through its wholly-owned subsidiary, AJG Financial Services, Inc., beneficially owned the following amounts and percentages of securities of the above named issuer:
         (a) Amount Beneficially Owned: 573,186 (Includes
140,642 shares of Common Stock and warrants for 216,272 shares of Common Stock exercisable at $10 per share and 216,272 shares of Common Stock exercisable at $20 per share.)

         (b) Percent of Class:  5.1%

         (c)

              (i) 0 shares with shared power to vote or to direct
             the vote;
              (ii)  573,186* shares with sole power to
             vote or to direct the vote;
              (iii ) 0 shares with
             shared power to dispose or to direct the disposition of;
              (iv) 573,186* shares with the sole
             power to dispose or to direct the disposition of

             *(Includes 140,642 shares of Common Stock and warrants for 216,272 shares of Common Stock exercisable at $10 per share and 216,272 shares of Common Stock exercisable at $20 per share.)

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

AJG Financial Services, Inc. is a wholly-owned subsidiary of Arthur J. Gallagher & Co.





Item 8.  Identification and Classification of Members of the
         Group.

         N/A


Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                       SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Arthur J. Gallagher & Co.



By: /s/ John Rosengren
    Name: John Rosengren
    Title: Vice President and General Counsel

Date:  January 8, 1999